Exhibit 99.1

Adjusted Fourth Quarter and Full Year 2015 and 2016 Financial Results

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	17,863,868	19,771,695	2,847,716
Restricted cash	2,114,913	4,391,955	632,573
Short-term investments	2,780,482	7,173,626	1,033,217
Accounts receivable, net (including JD Baitiao of RMB6.7 billion and RMB14.9 billion as of December 31, 2015 and December 31, 2016, respectively)	8,193,665	17,464,408	2,515,398
Advance to suppliers	927,177	1,423,736	205,061
Inventories, net	20,539,543	28,909,438	4,163,825
Loan receivables, net	3,698,488	12,697,915	1,828,880
Investment securities and other investments	—	11,490,369	1,654,957
Prepayments and other current assets	1,486,441	2,198,906	316,707
Amount due from related parties	863,516	1,410,050	203,089
Total current assets	58,468,093	106,932,098	15,401,423
Non-current assets
Property, equipment and software, net	6,233,106	7,397,029	1,065,394
Construction in progress	1,266,992	1,992,123	286,925
Intangible assets, net	5,263,983	8,454,297	1,217,672
Land use rights, net	1,928,192	2,447,511	352,515
Goodwill	29,050	6,541,668	942,196
Investment in equity investees	8,713,219	15,235,020	2,194,300
Investment securities and other investments	1,005,831	8,058,057	1,160,602
Other non-current assets	2,106,673	3,315,715	477,562
Total non-current assets	26,547,046	53,441,420	7,697,166
Total assets	85,015,139	160,373,518	23,098,589

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowing	3,040,209	8,333,317	1,200,247
Nonrecourse securitization debt	579,843	9,389,213	1,352,328
Accounts payable (net of supplier financing of RMB4.7 billion and RMB7.0 billion as of December 31, 2015 and December 31, 2016, respectively)	29,819,341	43,988,087	6,335,602
Advances from customers	7,173,885	11,632,766	1,675,467
Deferred revenues	983,721	1,221,865	175,986
Taxes payable	103,211	575,848	82,939
Amount due to related parties	104,726	167,655	24,147
Accrued expenses and other current liabilities	7,178,065	29,431,484	4,239,015
Total current liabilities	48,983,001	104,740,235	15,085,731
Non-current liabilities
Deferred revenues	2,556,345	2,156,835	310,649
Nonrecourse securitization debt	2,753,699	4,077,627	587,300
Unsecured senior notes	—	6,831,012	983,870
Deferred tax liabilities	1,228	907,356	130,686
Other non-current liabilities	—	440,670	63,470
Total non-current liabilities	5,311,272	14,413,500	2,075,975
Total liabilities	54,294,273	119,153,735	17,161,706

Redeemable non-controlling interests	—	7,056,921	1,016,408

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.00002 par value, 100,000,000 shares authorized, 2,938,709 shares issued and 2,836,444 shares outstanding as of December 31, 2016)	358	377	54
Additional paid-in capital	48,393,126	59,258,417	8,534,987
Statutory reserves	55,560	132,938	19,147
Treasury stock	(3)	(5,181,880)	(746,346)
Accumulated deficit	(18,420,834)	(21,860,345)	(3,148,545)
Accumulated other comprehensive income	554,826	1,543,393	222,295
Total JD.com Inc. shareholders’ equity	30,583,033	33,892,900	4,881,592
Non-controlling interests	137,833	269,962	38,883
Total shareholders’ equity	30,720,866	34,162,862	4,920,475
Total liabilities, redeemable non-controlling interests and shareholders’ equity	85,015,139	160,373,518	23,098,589

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations and Non-GAAP Net Income/(Loss) Per ADS

(In thousands, except per share data)

	For the three months ended				For the year ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Online direct sales	49,914,650	55,172,944	72,847,736	10,492,256	167,720,984	237,701,986	34,236,207
Services and others	4,681,363	5,552,837	7,341,710	1,057,426	13,554,441	22,419,659	3,229,103
Total net revenues	54,596,013	60,725,781	80,189,446	11,549,682	181,275,425	260,121,645	37,465,310

Operating expenses
Cost of revenues	(46,798,500)	(51,077,961)	(67,941,173)	(9,785,564)	(157,008,329)	(220,698,727)	(31,787,228)
Fulfillment	(4,532,210)	(5,122,940)	(6,210,851)	(894,549)	(13,920,988)	(20,950,501)	(3,017,500)
Marketing	(2,665,241)	(2,192,641)	(3,665,929)	(528,004)	(7,736,172)	(10,573,024)	(1,522,832)
Technology and content	(1,080,054)	(1,462,600)	(1,468,084)	(211,448)	(3,453,804)	(5,380,907)	(775,012)
General and administrative	(1,027,880)	(1,285,817)	(1,409,112)	(202,954)	(2,876,989)	(4,663,383)	(671,667)
Impairment of goodwill and intangible assets related to Paipai.com	(2,750,129)	—	—	—	(2,750,129)	—	—
Total operating expenses	(58,854,014)	(61,141,959)	(80,695,149)	(11,622,519)	(187,746,411)	(262,266,542)	(37,774,239)
Loss from operations	(4,258,001)	(416,178)	(505,703)	(72,837)	(6,470,986)	(2,144,897)	(308,929)
Other income/(expenses)
Share of results of equity investees	(2,756,433)	(469,603)	(1,070,367)	(154,165)	(2,852,677)	(2,785,343)	(401,173)
Interest income	91,923	139,417	170,186	24,512	414,999	481,618	69,367
Interest expense	(60,987)	(71,731)	(63,197)	(9,102)	(82,507)	(259,657)	(37,398)
Others, net	(387,693)	12,812	(24,546)	(3,535)	(140,597)	1,474,055	212,308
Loss before tax	(7,371,191)	(805,283)	(1,493,627)	(215,127)	(9,131,768)	(3,234,224)	(465,825)
Income tax benefits /(expenses)	9,199	(2,658)	(112,818)	(16,249)	14,262	(179,500)	(25,853)
Net loss	(7,361,992)	(807,941)	(1,606,445)	(231,376)	(9,117,506)	(3,413,724)	(491,678)
Net loss attributable to non-controlling interests shareholders	(5,486)	(20,161)	(19,795)	(2,851)	(9,566)	(51,591)	(7,431)
Net income attributable to mezzanine classified non-controlling interests shareholders	—	133,810	136,449	19,653	—	444,657	64,044
Net loss attributable to ordinary shareholders	(7,356,506)	(921,590)	(1,723,099)	(248,178)	(9,107,940)	(3,806,790)	(548,291)

Non-GAAP net income/(loss)	(661,664)	268,996	546,099	78,658	(860,055)	1,000,426	144,092

Non-GAAP net income/(loss) attributable to ordinary shareholders	(656,178)	289,157	565,894	81,509	(850,489)	1,052,017	151,523

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations and Non-GAAP Net Income/(Loss) Per ADS

(In thousands, except per share data)

	Three months ended				For the year ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	USD	RMB	RMB	USD

Net loss per share:

Basic	(2.69)	(0.32)	(0.61)	(0.09)	(3.33)	(1.36)	(0.20)
Diluted	(2.69)	(0.32)	(0.61)	(0.09)	(3.33)	(1.36)	(0.20)

Net loss per ADS:

Basic	(5.38)	(0.64)	(1.22)	(0.18)	(6.66)	(2.71)	(0.39)
Diluted	(5.38)	(0.64)	(1.22)	(0.18)	(6.66)	(2.71)	(0.39)

Non-GAAP net income/(loss) per ADS(1):

Basic	(0.48)	0.20	0.40	0.06	(0.62)	0.75	0.11
Diluted	(0.48)	0.20	0.39	0.06	(0.62)	0.74	0.11

Weighted average number of shares:

Basic	2,736,515	2,879,201	2,834,273	2,834,273	2,735,034	2,804,768	2,804,768
Diluted	2,736,515	2,879,201	2,834,273	2,834,273	2,735,034	2,804,768	2,804,768
Diluted (non-GAAP)	2,736,515	2,914,658	2,874,359	2,874,359	2,735,034	2,851,901	2,851,901

(1) Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended				For the year ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenues	54,596,013	60,725,781	80,189,446	11,549,682	181,275,425	260,121,645	37,465,310
Less: Cost of revenues	(46,798,500)	(51,077,961)	(67,941,173)	(9,785,564)	(157,008,329)	(220,698,727)	(31,787,228)
Gross profit	7,797,513	9,647,820	12,248,273	1,764,118	24,267,096	39,422,918	5,678,082
Reversal of: Revenue from business cooperation arrangements with equity investees	(176,520)	(235,791)	(191,943)	(27,645)	(508,821)	(863,775)	(124,410)
Non-GAAP gross profit	7,620,993	9,412,029	12,056,330	1,736,473	23,758,275	38,559,143	5,553,672

Loss from operations	(4,258,001)	(416,178)	(505,703)	(72,837)	(6,470,986)	(2,144,897)	(308,929)
Reversal of: Revenue from business cooperation arrangements with equity investees	(176,520)	(235,791)	(191,943)	(27,645)	(508,821)	(863,775)	(124,410)
Add: Share-based compensation	478,086	602,004	736,531	106,083	1,193,945	2,343,785	337,575
Add: Amortization of intangible assets resulting from assets and business acquisitions	366,204	450,992	450,730	64,920	1,451,347	1,621,377	233,527
Add: Impairment of goodwill, intangible assets	2,750,129	—	—	—	2,750,129	—	—
Non-GAAP income/(loss) from operations	(840,102)	401,027	489,615	70,521	(1,584,386)	956,490	137,763
Add: Depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions	374,405	531,316	569,491	82,022	1,167,714	2,011,969	289,784
Non-GAAP EBITDA	(465,697)	932,343	1,059,106	152,543	(416,672)	2,968,459	427,547

Total net revenues	54,596,013	60,725,781	80,189,446	11,549,682	181,275,425	260,121,645	37,465,310

Non-GAAP operating margin	-1.5%	0.7%	0.6%	0.6%	-0.9%	0.4%	0.4%

Non-GAAP EBITDA margin	-0.9%	1.5%	1.3%	1.3%	-0.2%	1.1%	1.1%

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended				For the year ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net loss	(7,361,992)	(807,941)	(1,606,445)	(231,376)	(9,117,506)	(3,413,724)	(491,678)
Add: Share-based compensation	478,086	602,004	736,531	106,083	1,193,945	2,343,785	337,575
Add: Amortization of intangible assets resulting from assets and business acquisitions	366,204	450,992	450,730	64,920	1,451,347	1,621,377	233,527
Add: Reconciling items on earning from equity method investments(2)	85,680	157,048	206,974	29,810	174,102	539,325	77,679
Add: Impairment of goodwill, intangible assets and investments	5,946,878	122,530	970,626	139,800	5,946,878	2,054,384	295,893
Reversal of: Revenue from business cooperation arrangements with equity investees	(176,520)	(235,791)	(191,943)	(27,645)	(508,821)	(863,775)	(124,410)
Reversal of: Gain on disposals of investments and business	—	—	—	—	—	(1,227,760)	(176,834)
Reversal of: Income from non-compete agreement	—	(19,846)	(20,374)	(2,934)	—	(53,186)	(7,660)
Non-GAAP net income/(loss)	(661,664)	268,996	546,099	78,658	(860,055)	1,000,426	144,092

Total net revenues	54,596,013	60,725,781	80,189,446	11,549,682	181,275,425	260,121,645	37,465,310

Non-GAAP net margin	-1.2%	0.4%	0.7%	0.7%	-0.5%	0.4%	0.4%

(2) For the fourth quarter of 2016, the reconciling items on the share of equity method investments included the impact of share-based compensation of RMB17.6 million, amortization of intangible assets resulting from assets and business acquisitions of RMB86.8 million, share of amortization of equity investments’ intangibles not on their books of RMB38.4 million, and net income attributable to mezzanine equity holder of RMB64.2 million. For the full year of 2016, the reconciling items on the share of equity method investments included the impact of share-based compensation of RMB53.5 million, amortization of intangible assets resulting from assets and business acquisitions of RMB256.2 million, share of amortization of equity investments’ intangibles not on their books of RMB123.4 million, and net income attributable to mezzanine equity holder of RMB106.2 million. Earning from equity method investments in publicly listed companies and certain privately held companies is recorded one quarter in arrears.

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands)

	For the three months ended				For the year ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net loss attributable to ordinary shareholders	(7,356,506)	(921,590)	(1,723,099)	(248,178)	(9,107,940)	(3,806,790)	(548,291)
Add: Non-GAAP adjustments to net loss(3)	6,700,328	1,076,937	2,152,544	310,034	8,257,451	4,414,150	635,770
Add: Net income attributable to mezzanine classified non-controlling interests shareholders	—	133,810	136,449	19,653	—	444,657	64,044
Non-GAAP net income/(loss) attributable to ordinary shareholders	(656,178)	289,157	565,894	81,509	(850,489)	1,052,017	151,523

(3) See the table above about the reconciliation of net loss to non-GAAP net income/(loss) for more information of these non-GAAP adjustments.